Forester Funds, Inc.

100 Field Drive, Suite 330

Lake Forest, IL 60048

224.544.5123

August 31, 2012

Mr. Jeff Long

SEC

Washington, DC

RE

Sarbanes-Oxley Review

Forester Funds, Inc.

Dear Mr. Long:

Following are our responses to your comments from your Sarbanes-Oxley review of Forester Funds, Inc.

Comment 1.

Pursuant to Rule 17g-1 of the Investment Company Act of 1940 the Fidelity bond filing should include:

a.

A statement that premiums have been paid, and

b.

A statement of how much insurance each fund would need separately, if a joint bond was not used.

Action:

These statements will be included in our next Fidelity Bond filing in September, 2012.

Comment 2.

The Discovery Fund does not have its ticker symbol entered into EDGAR.

Action:

The ticker symbol was added 8/30/12.

Comment 3:

Going forward, the letter to shareholders language describing what drove performance needs to be enhanced.  Specifically discuss the use of derivatives (options) if that had a major impact.

Action:

Going forward performance description will be enhanced.

Comment 4:

The prospectus for the Value Fund, Class N, includes expenses after waivers, even though there have not been any waivers for the past few years.

Action:

Going forward, the expenses after waivers line will be removed.

The Registrant has authorized us to acknowledge on its behalf that:

1.  The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.  Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.  The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

Forester Funds, Inc.

/s/ Thomas Forester

Thomas Forester

President